UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33473 / May 13, 2019

In the Matter of   :

EATON VANCE GROWTH TRUST   :
EATON VANCE INVESTMENT TRUST   :
EATON VANCE MUNICIPALS TRUST   :
EATON VANCE MUNICIPALS TRUST II   :
EATON VANCE MUTUAL FUNDS TRUST   :
EATON VANCE SERIES FUND, INC.   :
EATON VANCE SERIES TRUST   :
EATON VANCE SERIES TRUST II   :
EATON VANCE SPECIAL INVESTMENT TRUST   :
EATON VANCE VARIABLE TRUST   :
EATON VANCE CALIFORNIA MUNICIPAL BOND FUND   :
EATON VANCE CALIFORNIA MUNICIPAL INCOME TRUST   :
EATON VANCE ENHANCED EQUITY INCOME FUND   :
EATON VANCE ENHANCED EQUITY INCOME FUND II   :
EATON VANCE FLOATING-RATE INCOME PLUS FUND   :
EATON VANCE FLOATING-RATE INCOME TRUST   :
EATON VANCE FLOATING-RATE 2022 TARGET TERM TRUST   :
EATON VANCE HIGH INCOME 2021 TARGET TERM TRUST   :
EATON VANCE LIMITED DURATION INCOME FUND   :
EATON VANCE MASSACHUSETTS MUNICIPAL INCOME TRUST   :
EATON VANCE MUNICIPAL BOND FUND   :
EATON VANCE MUNICIPAL BOND FUND II   :
EATON VANCE MUNICIPAL INCOME 2028 TERM TRUST   :
EATON VANCE MUNICIPAL INCOME TRUST   :
EATON VANCE NATIONAL MUNICIPAL OPPORTUNITIES TRUST   :
EATON VANCE NEW JERSEY MUNICIPAL BOND FUND   :
EATON VANCE NEW JERSEY MUNICIPAL INCOME TRUST   :
EATON VANCE NEW YORK MUNICIPAL BOND FUND   :
EATON VANCE NEW YORK MUNICIPAL INCOME TRUST   :
EATON VANCE OHIO MUNICIPAL BOND FUND   :
EATON VANCE OHIO MUNICIPAL INCOME TRUST   :
EATON VANCE PENNSYLVANIA MUNICIPAL BOND FUND   :
EATON VANCE PENNSYLVANIA MUNICIPAL INCOME TRUST   :
EATON VANCE RISK-MANAGED DIVERSIFIED EQUITY INCOME FUND :
EATON VANCE SENIOR FLOATING-RATE TRUST   :
EATON VANCE SENIOR INCOME TRUST   :

EATON VANCE SHORT DURATION DIVERSIFIED INCOME FUND :
EATON VANCE TAX-ADVANTAGED BOND AND OPTION STRATEGIES FUND :
EATON VANCE TAX-ADVANTAGED DIVIDEND INCOME FUND :
EATON VANCE TAX-ADVANTAGED GLOBAL DIVIDEND INCOME FUND :
EATON VANCE TAX-ADVANTAGED GLOBAL DIVIDEND OPPORTUNITIES FUND :
EATON VANCE TAX-MANAGED BUY-WRITE INCOME FUND :
EATON VANCE TAX-MANAGED BUY-WRITE OPPORTUNITIES FUND :
EATON VANCE TAX-MANAGED DIVERSIFIED EQUITY INCOME FUND :
EATON VANCE TAX-MANAGED GLOBAL BUY-WRITE OPPORTUNITIES FUND :
EATON VANCE TAX-MANAGED GLOBAL DIVERSIFIED EQUITY INCOME FUND :
BOSTON INCOME PORTFOLIO :
CORE BOND PORTFOLIO :
EMERGING MARKETS LOCAL INCOME PORTFOLIO :
EATON VANCE FLOATING RATE PORTFOLIO :
GLOBAL INCOME BUILDER PORTFOLIO :
GLOBAL MACRO ABSOLUTE RETURN ADVANTAGE PORTFOLIO :
GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO :
GLOBAL MACRO PORTFOLIO :
GLOBAL OPPORTUNITIES PORTFOLIO :
GREATER INDIA PORTFOLIO :
HIGH INCOME OPPORTUNITIES PORTFOLIO :
HIGH YIELD MUNICIPAL INCOME PORTFOLIO :
INTERNATIONAL INCOME PORTFOLIO :
SENIOR DEBT PORTFOLIO :
SHORT DURATION HIGH INCOME PORTFOLIO :
STOCK PORTFOLIO :
TAX-MANAGED GROWTH PORTFOLIO :
TAX-MANAGED INTERNATIONAL EQUITY PORTFOLIO :
TAX-MANAGED MULTI-CAP GROWTH PORTFOLIO :
TAX-MANAGED SMALL-CAP PORTFOLIO :
TAX-MANAGED VALUE PORTFOLIO :
WORLDWIDE HEALTH SCIENCES PORTFOLIO :
5-TO-15 YEAR LADDERED MUNICIPAL BOND PORTFOLIO :
EATON VANCE MANAGEMENT :
BOSTON MANAGEMENT AND RESEARCH :
:
Two International Place
Boston, Massachusetts 02110 :
:
(812-14868) :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER
SECTION 12(d)(1)(J) OF THE ACT GRANTING AN EXEMPTION FROM SECTION
12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND
UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT
CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

Eaton Vance Growth Trust, Eaton Vance Investment Trust, Eaton Vance Municipals Trust,
Eaton Vance Municipals Trust II, Eaton Vance Mutual Funds Trust, Eaton Vance Series Fund,
Inc., Eaton Vance Series Trust, Eaton Vance Series Trust II, Eaton Vance Special Investment
Trust, Eaton Vance Variable Trust, Eaton Vance California Municipal Bond Fund, Eaton Vance
California Municipal Income Trust, Eaton Vance Enhanced Equity Income Fund, Eaton Vance
Enhanced Equity Income Fund II, Eaton Vance Floating-Rate Income Plus Fund, Eaton Vance
Floating-Rate Income Trust, Eaton Vance Floating-Rate 2022 Target Term Trust, Eaton Vance
High Income 2021 Target Term Trust, Eaton Vance Limited Duration Income Fund, Eaton
Vance Massachusetts Municipal Income Trust, Eaton Vance Municipal Bond Fund, Eaton Vance
Municipal Bond Fund II, Eaton Vance Municipal Income 2028 Term Trust, Eaton Vance
Municipal Income Trust, Eaton Vance National Municipal Opportunities Trust, Eaton Vance
New Jersey Municipal Bond Fund, Eaton Vance New Jersey Municipal Income Trust ,Eaton
Vance New York Municipal Bond Fund, Eaton Vance New York Municipal Income Trust, Eaton
Vance Ohio Municipal Bond Fund, Eaton Vance Ohio Municipal Income Trust, Eaton Vance
Pennsylvania Municipal Bond Fund, Eaton Vance Pennsylvania Municipal Income Trust, Eaton
Vance Risk-Managed Diversified Equity Income Fund, Eaton Vance Senior Floating-Rate Trust,
Eaton Vance Senior Income Trust, Eaton Vance Short Duration Diversified Income Fund, Eaton
Vance Tax-Advantaged Bond and Option Strategies Fund, Eaton Vance Tax-Advantaged
Dividend Income Fund, Eaton Vance Tax-Advantaged Global Dividend Income Fund, Eaton
Vance Tax-Advantaged Global Dividend Opportunities Fund, Eaton Vance Tax-Managed Buy-
Write Income Fund, Eaton Vance Tax-Managed Buy-Write Opportunities Fund, Eaton Vance
Tax-Managed Diversified Equity Income Fund, Eaton Vance Tax-Managed Global Buy-Write
Opportunities Fund, Eaton Vance Tax-Managed Global Diversified Equity Income Fund, Boston
Income Portfolio, Core Bond Portfolio, Emerging Markets Local Income Portfolio, Eaton Vance
Floating Rate Portfolio, Global Income Builder Portfolio, Global Macro Absolute Return
Advantage Portfolio, Global Macro Capital Opportunities Portfolio, Global Macro Portfolio,
Global Opportunities Portfolio, Greater India Portfolio, High Income Opportunities Portfolio,
High Yield Municipal Income Portfolio, International Income Portfolio, Senior Debt Portfolio,
Short Duration High Income Portfolio, Stock Portfolio, Tax-Managed Growth Portfolio, Tax-
Managed International Equity Portfolio, Tax-Managed Multi-Cap Growth Portfolio, Tax-
Managed Small-Cap Portfolio, Tax-Managed Value Portfolio, Worldwide Health Sciences
Portfolio, 5-to-15 Year Laddered Municipal Bond Portfolio, Eaton Vance Management, and
Boston Management and Research filed an application on January 17, 2018, and amended on
July 13, 2018 and December 20, 2018. Applicants requested an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") for an exemption from sections 18(f) and 21(b) of
the Act, under section 12(d)(1)(J) of the Act for an exemption from section 12(d)(1) of the Act,
under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1), 17(a)(2), and
17(a)(3) of the Act, and under section 17(d) of the Act and rule 17d-1 under the Act to permit
certain joint arrangements and transactions. The order supersedes a prior order[1] and permits

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[1] *Eaton Vance Income Fund of Boston, et al.,* Investment Company Act Rel. Nos. 25640 (June 26, 2002) (notice) and
25669 (July 23, 2002) (order).

certain registered open-end management investment companies to participate in a joint lending and borrowing facility.

On April 15, 2019, a notice of the filing of the application was issued (Investment Company Act Release No. 33447). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is consistent with and appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Eaton Vance Growth Trust, *et al.,* (File No. 812-14868),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemptions from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Deputy Secretary